Exhibit 99.1

Nano Dimension Continues U.S. Expansion; Adds New Reseller and Sells DragonFly Pro to Computer Aided Technology

Partnership Expands Nano Dimension’s Reach in the United States

NESS ZIONA, Israel, December 13, 2018 – Nano Dimension Ltd., a leading additive electronics provider (NASDAQ, TASE: NNDM), today announced it has appointed Computer Aided Technology, LLC (CATI), a professional product development solutions provider, as a reseller in the United States, further extending its international network of partners across the globe. CATI has also purchased a DragonFly Pro additive manufacturing system and will make the technology available to its large customer base across the nation.

CATI’s portfolio includes Dassault Systèmes SolidWorks Corporation, Stratasys and Desktop Metal 3D printing solutions. With this new partnership, CATI expands its existing portfolio of engineering and manufacturing solutions. The DragonFly Pro offers the unique capability of combining metal and polymer in a single print, to enable IP-secure, in-house manufacturing or prototyping of advanced electronics such as sensors, antennas, molded interconnect devices, printed circuit boards and another innovative circuitry.

“One of the first questions we ask ourselves is how can CATI broaden its product portfolio to deliver new technologies and innovations and offer solutions to genuine business challenges,” said Rich Werneth, President of Computer Aided Technology. “The ability to enable electrical engineers to test their design changes faster and reduce time to market along with protecting intellectual property makes Nano Dimension’s technology the perfect system for keeping up with the change in a growing and evolving electronics industry.”

“We are delighted to have CATI on board. Our partners play a critical role in accelerating our worldwide growth. Adding a company renowned for offering outstanding technology and professional support to our channel partner network shows our commitment to strengthening our reach and widening access to the DragonFly Pro,” said Tim Sheehan, VP Global Sales and Customer Care at Nano Dimension. “Additive manufacturing can impact development of all types of products that require electronics, closing the gap for quick turnaround time and accelerating manufacturing for many companies.”

Integrating an extremely precise inkjet deposition printer with dedicated nano-inks and optimized 3D software, the award-winning DragonFly Pro is transforming additive manufacturing for electronics development by enabling companies to take control of their entire development cycle.

About Nano Dimension Ltd.

Nano Dimension (Nasdaq, TASE: NNDM) is a leading electronics provider that is disrupting, reshaping, and defining the future of how cognitive connected products are made. With its unique 3D printing technologies, Nano Dimension is targeting the growing demand for electronic devices that require increasingly sophisticated features. Demand for circuitry, including PCBs - which are the heart of every electronic device - covers a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension’s products and services for rapid prototyping and short-run manufacturing. For more information, please visit www.nano-di.com.

About Computer Aided Technology

Since 1992, Computer Aided Technology (CATI) has made it our mission to deliver and support the best product development solutions available. Our portfolio includes solutions from SOLIDWORKS, Stratasys, Creaform, Desktop Metal, Roland DGA, and Dassault Systèmes. Anyone can sell you software or hardware; our goal is to earn the right to be your trusted advisor. For more information, visit us at www.cati.com or call 888-308-2284.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses the potential of its products, its growth potential, and the benefits of its agreement with CATI. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 15, 2018, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION PR CONTACT

Galit Beck, Public Relations Manager | 972-542539495 | galit@nano-di.com

NANO DIMENSION INVESTOR RELATIONS

Miri Segal-Scharia, CEO, MS-IR LLC | 917-607-8654 | msegal@ms-ir.com

COMPUTER AIDED TECHNOLOGY CONTACT

Jim TeDesco, VP Marketing| 888-308-2284 | Jim.TeDesco@cati.com

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